SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(l)

of the Securities Exchange Act of 1934

Genesee & Wyoming Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, $0.01 par value

(Title of Class of Securities)

371559

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Class A Common Stock)

Allison M. Fergus, Esq.

General Counsel and Secretary

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, Connecticut 06830

(203) 629-3722

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,938,969	$90.23

*	This amount assumes that 162,917 options to purchase a total of 162,917 shares of Class A common stock of Genesee & Wyoming Inc. having an aggregate value of $2,938,969 as of June 11, 2007 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable. Not applicable. Not applicable. Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Genesee & Wyoming Inc., a Delaware corporation (the “Company”), to amend certain options (the “Eligible Options”‘) to purchase shares of the Company’s Class A common stock, par value $0.01 per share (“common stock”), that were granted under the Company’s 1996 Stock Option Plan (the “Stock Plan”) and the Company’s Amended and Restated 2004 Omnibus Incentive Plan (the “Omnibus Plan”) and: (i) have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s deemed grant date, (ii) were unvested, either in whole or in part, as of December 31, 2004, (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance, and (iv) are held by employees of the Company who are subject to income taxation in the United States. The Omnibus Plan replaced the Stock Plan and all options granted under the Stock Plan are governed by the terms and conditions of the Omnibus Plan.

Eligible employees may elect (i) to have Eligible Options amended to increase their exercise prices per share to be equal to what the fair market value per share of the Company’s common stock was on the option’s deemed grant date, and (ii) to receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each Eligible Option, less applicable tax withholding. The cash payments will be made on the first payroll date following January 1, 2008. An “eligible employee” refers to all employees of the Company or any of its subsidiaries that (i) are current employees of the Company or any of its subsidiaries as of the expiration date, (ii) hold Eligible Options and (iii) are subject to United States federal income tax. A current executive officer of the Company is an eligible employee only if such executive officer was not an executive officer on the date of grant of an Eligible Option to such executive officer.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options, dated June 14, 2007 (the “Offer to Amend”), (ii) the related letter from Allison M. Fergus, General Counsel and Secretary, dated June 14, 2007, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.

The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the issuer is Genesee & Wyoming Inc. The address of its principal executive office is 66 Field Point Road, Greenwich, Connecticut 06830 and the telephone number at that address is (203) 629-3722.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of June 11, 2007, up to 162,917 Eligible Options to purchase up to a total of 162,917 shares of common stock were outstanding. The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer–Number of options and amount of consideration; expiration date” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Amend under “The Offer–Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the filing person. The information set forth under Item 2(a) above and the information set forth in the Offer to Amend under “The Offer–Interests of directors and executive officers; transactions and arrangements concerning the options; agreements concerning the options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Amend under “The Offer–Interests of directors and executive officers; transactions and arrangements concerning the options; agreements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under “The Offer–Interests of directors and executive officers; transactions and arrangements concerning the options; agreements concerning the options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer–Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “The Offer–Acceptance of options for amendment and cash payments” and “The Offer–Status of options amended pursuant to the terms of the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under “The Offer–Purpose of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Amend under “The Offer–Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Amend under “The Offer–Interests of directors and executive officers; transactions and arrangements concerning the options; agreements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Amend under “The Offer–Interests of directors and executive officers; transactions and arrangements concerning the options; agreements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth or incorporated by reference in the Offer to Amend under “The Offer–Information concerning GWI,” “Additional information” and “Financial statements” is incorporated herein by reference. The Company’s audited consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 included under “Part IV–Item 15–Exhibits and Financial Statement Schedules” (pages F-1 to F-67) in its annual report on Form 10-K for its fiscal year ended December 31, 2006 and the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2007 and 2006 included under “Part I–Item 1–Financial Statements” (pages 3 to 26) in its quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2007 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under “The Offer–Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated June 14, 2007.

(a)(1)(b)	Letter from Allison M. Fergus, General Counsel and Secretary, dated June 14, 2007.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Addendum.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-mail or Letter.

(a)(1)(h)	Forms of Reminder E-mail or Letter to Eligible Employees.

(a)(1)(i)	Form of Amendment to Award Notices for Employees for Options.

(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Genesee & Wyoming Inc. Amended and Restated 2004 Omnibus Incentive Plan, effective May 12, 2004, as amended on May 30, 2007 (is incorporated herein by reference to Annex II of the Company’s Definitive Proxy Statement, filed with the SEC on April 23, 2007).

(d)(2)	Genesee & Wyoming Inc. Award Notice for Employees for Options (is incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 2004).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Genesee & Wyoming Inc.

/s/ Allison M. Fergus
Allison M. Fergus General Counsel and Secretary

Date: June 14, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated June 14, 2007.

(a)(1)(b)	Letter from Allison M. Fergus, General Counsel and Secretary, dated June 14, 2007.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Addendum.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-mail or Letter

(a)(1)(h)	Forms of Reminder E-mail or Letter to Eligible Employees.

(a)(1)(i)	Form of Amendment to Award Notices for Employees for Options.

(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.

(d)(1)	Genesee & Wyoming Inc. Amended and Restated 2004 Omnibus Incentive Plan, effective May 12, 2004, as amended on May 30, 2007 (is incorporated herein by reference to Annex II of the Company’s Definitive Proxy Statement, filed with the SEC on April 23, 2007).

(d)(2)	Genesee & Wyoming Inc. Award Notice for Employees for Options (is incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 2004).